FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Completes Acquisition of Nortel's Layer 4-7 Application Delivery Business, dated April 1, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 1, 2009

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Completes Acquisition of Nortel's Layer 4-7 Application Delivery Business, dated April 1, 2009.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

Radware Completes Acquisition of Nortel’s Layer 4-7 Application Delivery Business

MAHWAH, N.J.; March 31st 2009.  Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that it has completed the acquisition of assets pertaining to Nortel’s [TSX: NT, OTC: NRTLQ] Layer 4-7 Application Delivery Business for the amount of 18 million USD. Included in the acquisition are Nortel’s application delivery products, certain related intellectual property assets, tangible assets, inventory and service contracts in addition to a number of employees related to this business.

A 5-year product support plan will be implemented immediately for all existing Radware [Alteon] customers reinforcing the company’s commitment to the product line and securing the investment of these customers in Alteon technology. Radware plans to continue to sell these products under the Radware Alteon brand and invest in their development - leveraging mutual strengths of both Radware and Alteon technologies and experience - to provide customers with the next generation of more reliable, high-performance and feature-rich solutions.

"We are pleased that the acquisition has been completed and that Radware plans to invest in the future of the Alteon product line, stated Bernd Schwefing COO of Controlware GmbH. “This development commitment combined with their expertise in the space and support guarantee gives us confidence that the business and infrastructure interests of our customers will be well served."

“The addition of the Nortel [Alteon] business to Radware’s product portfolio was a strategic decision to enhance our offering and enable us to leverage the mutual strengths of both Radware and Alteon technologies, providing our customers with the next generation of more reliable, high-performance and feature-rich solutions”, affirmed Roy Zisapel, CEO Radware. We look forward to working with our customers and providing them with the most technology-advanced solutions available in the ADC market.”

“We are encouraged by the acquisition of the Alteon product line by Radware," stated Matthew Pingatore, President & CEO, Packet Fusion. "Not only will this provide continuity to customers under the guidance of an experienced application delivery provider, it will also present us with additional, value-added opportunities to pursue as a partner."

“Radware’s acquisition of the application switching and acceleration products is a good sign. We have enjoyed success in implementing and supporting these products across the UK,” offered Stuart Brown, Product Manager at Maxima. “Their assurance to evolve the product line and provide immediate, knowledgeable technical support gives us confidence that our customers will be well served.”

For additional information about the acquisition, please go to: www.radwarealteon.com

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks business smart. For more information, please visit www.radware.com.

###

This press release reflects our current views with respect to future events and is based on forward-looking statementsand assumptions which are subject to risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: (a) general business conditions in the Application Switching or Network Security industry; (b) changes in demand for Application Switching or Network Security products; (c) the timing and amount or cancellation of orders; (d) the ability to successfully integrate the Alteon business into our organization and operations; (e) the inability to achieve expected synergies as a result of the acquisition of the Alteon business; (f) economic conditions and exchange rates; (g) actions by competitors; (h) the continuation of key vendor relationships; (i) the ability to maintain the Alteon customer base;  j) the incurrence of  unanticipated liabilities as a result of the acquisition of the Alteon business; (k) unanticipated legal and administrative proceedings; and (l) other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Please refer to Radware's filings with the Securities and Exchange Commission, including the “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” sections of Radware's Form 20-F for a more detailed explanation of the inherent limitations in such forward looking statements.